Writer’s Direct Number: (425) 313-8203

Fax: (425) 313-6593

May 18, 2016

BY EDGAR

Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	Costco Wholesale Corporation — Form 10-K for the Fiscal Year Ended August 30, 2015, filed October 14, 2015 — File No. 0-20355

Dear Ms. Thompson:

In response to your letter of May 9 (the “Letter”), please see the discussion below, which corresponds to the paragraphs in your letter.

Form 10-K for the Fiscal Year Ended August 30, 2015

Financial Statements for the Fiscal year Ended August 30, 2015

Note 8 – Income Taxes, page 59

We have read your response to comment 3. Please address the following:

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We note you had historically asserted that foreign undistributed earnings were indefinitely reinvested, and your response states that as a general matter you had considered the earnings of the Canadian subsidiaries to be permanently reinvested. Explain to us in more detail what specific evidence you had historically relied on to support your assertion that your Canadian undistributed earnings were indefinitely reinvested. In this regard, tell us whether you had documented plans for reinvestment of your Canadian earnings, such as working capital forecasts, long-term liquidity plans, capital improvement programs, investment plans, or other plans you relied on;

Jennifer Thompson, Accounting Branch Chief

United States Securities and Exchange Commission

May 18, 2016

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Also tell us in more detail at what point you determined that these Canadian earnings would not be indefinitely reinvested, and explain what changed from your previous plans to cause this change in conclusion. As part of your response, tell us the amount of each Canadian repatriation you made and explain in detail the underlying reasons for each repatriation, including explaining which of your operations received or will receive each repatriation; and

•

Please tell us how you concluded that the remaining $371 million of Canadian earnings and any future Canadian earnings should be considered permanently reinvested in light of your repatriation of amounts in previous years. Please address your specific plans for reinvestment for these undistributed earnings that demonstrate remittance of the earnings would be postponed indefinitely.

Response:

Under ASC 740-30-25-17, Costco Wholesale may overcome the presumption in ASC 740-30-25-3 that all undistributed earnings of a subsidiary will be transferred to the parent entity and such undistributed earnings included in consolidated income generally shall be accounted for as a temporary difference and therefore will not have to accrue United States (U.S.) income taxes on the undistributed earnings of its subsidiary if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation. This includes a situation where repatriation of earnings would result in no recognition of a U.S. deferred tax liability. Although we have historically asserted that foreign undistributed earnings will be permanently reinvested, we may repatriate undistributed earnings to the extent we can do so without adverse tax consequence. Repatriation of undistributed earnings without adverse tax consequence is consistent with generally accepted accounting principles. The Company evaluates our positions regarding permanent reinvestment on at least a quarterly basis.

The Company has operated foreign subsidiaries for decades and has generally taken the position that its undistributed earnings of foreign affiliates were permanently reinvested. The primary factor supporting the determination of permanent reinvestment, as previously discussed in our response to the Staff dated April 15, 2016, is the ability of the Company’s U.S. operations to not only meet but significantly exceed its cash requirements without accessing foreign undistributed earnings.

Jennifer Thompson, Accounting Branch Chief

United States Securities and Exchange Commission

May 18, 2016

During the relevant periods, the Company consistently generated cash flow in the U.S. more than sufficient to support the ongoing U.S. operations and expansion. At the end of fiscal 2013, the Company held cash and cash equivalents in the U.S. of nearly $2.7 billion and short-term investments of over $1 billion. In fiscal 2014 the U.S. operations generated excess cash. At the end of fiscal 2014, the Company held cash and cash equivalents in the U.S. of over $2.7 billion and short-term investments of over $1.4 billion. In fiscal 2015 the U.S. operations generated excess cash. At the end of fiscal 2015, notwithstanding having paid a special cash dividend of $2.2 billion (less than half of which was financed by external borrowing) the Company held cash and cash equivalents in the U.S. of over $2.8 billion and short-term investments of over $1.4 billion. Expectations at the end of fiscal 2015 were that in fiscal 2016 the U.S. operations would continue to generate excess cash. In addition, through these periods, the Company maintained a balance sheet with the capacity to borrow amounts well beyond existing borrowings while still maintaining a high credit rating.

In addition to the cash needs in the U.S. not requiring repatriation of foreign earnings, with particular reference to Canada, the Company has earned higher returns for invested cash as compared to the U.S. (with comparable risk profiles). For fiscal years 2013-2015, the yields on cash invested in Canada were three to five times those of the U.S. In light of the lack of need for cash in the U.S., the investment plans to seek superior returns for Canadian investments further buttressed the position that Canadian earnings were permanently reinvested.

Of even greater significance, as indicated in our prior letter, is the projected need for investments in certain of the Company’s foreign subsidiaries other than Canada which the Company has planned to fund with excess cash that may be generated in Canada. Nascent operations in France, Iceland, and Spain and more developed operations in Australia and Japan are projected to be net users of cash in the coming years. The investment plans for these countries generally involve acquisition of real estate for and construction of buildings for new membership warehouse locations. In addition, the Company is continually reviewing prospects for opening membership warehouses in other countries. In 2013 and 2014 the Company took steps to establish a foreign corporate vehicle to, at the appropriate time if desired, take ownership of our Canadian subsidiaries to facilitate the receipt of cash from Canada to invest in other foreign operations.

The two repatriations in fiscal 2014 and fiscal 2015 from Canada to the U.S. were fully consistent with ASC 740-30-25-17 because, due to fluctuations in exchange rates and other factors, these repatriations were accomplished without adverse tax consequences and provided the Company with greater financial flexibility. Neither event represented a change in the Company’s position on permanent reinvestment. The amounts of the repatriations were $904 million in fiscal 2015 and $685 million in fiscal 2016; both amounts went to the Company’s U.S.

Jennifer Thompson, Accounting Branch Chief

United States Securities and Exchange Commission

May 18, 2016

operations. At the times of these repatriations the U.S. operations had, consistent with historical positions, a surplus of cash and did not require or need this cash for its own use.

Neither event implies that there has been or should be a change in the Company’s position concerning the $371 million of earnings remaining in Canada at the end of fiscal 2015 or for future Canadian earnings. This balance of $371 million was necessary to meet the operating cash needs in Canada during fiscal 2016 when the actual cash balances have been as low as $105 million. The Company’s intention continues to be that unremitted earnings will be utilized for short-term cash needs in Canada (working capital and the opening of new membership warehouse locations) or for other foreign operations. In any case, the Company does not project to need any undistributed Canadian earnings to meet cash needs in the U.S. Should the opportunity arise to repatriate some of these or future earnings without adverse tax consequences, as occurred during 2014 and 2015 (as explained), the Company may again choose to do that which is consistent with the principles of ASC 740-30-25-17.

Please contact me if you have any questions or further comments.

Sincerely,

COSTCO WHOLESALE CORPORATION

/s/ Richard A. Galanti
Richard A. Galanti
Executive Vice President and
Chief Financial Officer

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